UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04025013

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4-1-2004

Re: Honeywell International Inc.
Incoming letter dated February 14, 2004

Dear Mr. Chevedden:

This is in response to your letter dated February 14, 2004 concerning the shareholder proposal submitted to Honeywell by Bart Naylor. On January 27, 2004, we issued our response expressing our informal view that Honeywell could exclude the proposal from its proxy materials for its upcoming annual meeting. On February 10, 2004, we issued an additional response expressing our informal view that we find did not find a basis to reconsider our position.

We received your letter dated February 14, 2004 after we issued our responses. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Honeywell International Inc. (HON)
Rebuttal to No Action Request
Bart Naylor
Poison Pill Topic

Ladies and Gentlemen:

This is in further support of the January 2, 2004, January 16, 2004, January 31, 2004 and February 7, 2004 rebuttal letters.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot. Directors have discretion in responding to shareholder votes.

The company policy states:
"Honeywell will seek shareholder approval prior to its adoption of a Shareowner Rights Plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstance existing at the time, it is in the best interests of Honeywell's shareowners to adopt a Shareowner Right Plan without delay.

"If a Shareowners Rights Plan is adopted by Honeywell without prior shareowner approval, such plan must provide that it shall expire unless ratified by the shareowner within one year of adoption."

Company policy for an artificial one-year time-out vote exclusion is not part of the shareholder proposal
The company inscrutably claims that a policy that mandates an artificial time-out period to exclude a shareholder vote purportedly implements a policy calling for a shareholder vote on an issue where time is of the essence. The Richard, Layton & Finger January 30, 2004 Opinion on poison pills states that "time is of the essence."

There is no logical reason for a pill to have a one-year time-out or delay on a vote when the board can adopt a pill at any time during the year.

A non-sustaining company policy cannot implement a sustaining shareholder proposal
The company "Board Policy" completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders because the "Board Policy" can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

The company gives no precedent for a continuing and sustaining proposal to be replaced by a non-sustaining policy that can be secretly repealed.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden
Honeywell International Inc. shareholder

cc:
Bart Naylor
David Cote